DM Products, Inc.
P.O. Box 2458
Walnut Creek, CA 94595

June 22, 2010

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 3561
Washington D.C., 20549-7010

Attention:  Michelle Lacko

Re:          DM Products, Inc.
Registration Statement on Form S-1
Filed April 8, 2010
File No.: 333-165961

Dear Ms. Lacko:

I write on behalf of DM Products, Inc., (the “Company”) in response to Staff’s letter of May 5, 2010, by Michelle Lacko, Staff Attorney, Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed April 8, 2010, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

registration statement

general

1.
please revise the registration statement to remove the interim financial statements as of and for the nine months ended september 30, 2009, since these financial statements are not required pursuant to article 8 of regulation s-x.

In response to this comment, the Company removed the interim financial statements for the nine months ended September 30, 2009.

cover page

2.	please revise to include your primary standard industrial classification code number. also, please include the telephone number, including area code, of your agent for service.

In response to this comment, the Company included the SIC: 5963; and included the phone number for agent for service: 702-866-2500.

prospectus

outside front cover page

3.
please reconcile your disclosure in the heading that you are registering 168,009,888 shares of common stock with your disclosure throughout your prospectus that you are registering 148,009,888 shares of common stock.

In response to this comment, the Company corrected the amount to be registered to 148,009,888.

summary, page 4

4.
please revise your summary and description of business sections to provide a more complete description of your current business.  describe how you locate products and “coordinate” the process of marketing products using infomercials.  for example, do you write, direct and/or produce infomercials or are these services provided by third party contractors?

In response to this comment, the Company revised the summary and description of business to include an explanation of its method of establishing product contacts and its model of outsourcing.

5.
we note your disclosure that you intend to locate additional products and coordinating the marketing of those products.  to the extent you discuss future plans, please balance the disclosure with a discussion of time frames for implementing those plans, any obstacles to launching the plans, and any additional financing needs.  if financing is not currently available to you, so state.  please revise throughout when discussing your future business plans.

In response to this comment, the Company clarified its plans with respect to future infomercial ideas and explained its timeframes financing needed to implement those plans.

6.
please define technical or industry specific terms the first time they are used within the text so that they can be clearly understood by an investor unfamiliar with your industry.  for example, such terms include inbound sales, outbound sales, up sells, direct response model (page 4) and direct response television sales (page 9).  similarly revise throughout.

In response to this comment, the Company revised its disclosures to define industry specific terms.

7.
please revise the forefront of your filing to disclose that your independent auditor’s report expresses substantial doubt about your ability to continue as a going concern.  clearly state, if true, that the company is a development stage company.

In response to this comment, the Company included a disclosure in the summary section to review the auditor’s report regarding the going concern.  The Company is not a development stage company. It has generated revenues since 2005 and achieved an operating income in 2009.  These amounts are disclosed in the 2007, 2008 and 2009 audited financial statements.

8.
we note your disclosure in the first sentence of the first paragraph that you are in the business of marketing products using infomercials and “other distribution channels.”  revise throughout your filing to clarify, if true, that you currently rely solely on infomercials and that your plans to use other distribution channels are aspirational.  discuss future plans to utilize other distribution channels, such as direct response television sales, retail stores and website sales.  your discussion should include time frames for implementing future plans and any obstacles.  include anticipated costs and funding sources.  similarly revise your description of business section.

In response to this comment, the Company revised its disclosures as requested.

corporate history, page 5

9.
please disclose here and under the heading organizational structure on page 40, if true, that direct success, inc. had an accumulated loss of $6,195,881 at the time that it became a direct subsidiary of the company or advise.

In response to this comment, the Company included the accumulated loss disclosure as requested.

financial information, page 5

10.	please disclose the amount of cash on hand as of the most recent practicable date.

In response to this comment, the Company disclosed the amount of cash on hand as of March 31, 2010.

risk factors, page 6

11.	please revise the second sentence of the first paragraph to clarify, that you have discussed all known material risks.

In response to this comment, the Company included the clarifying sentence.

12.
please create a risk factor to discuss how the current economic climate, including reduced consumer confidence, reduction in discretionary spending and increased unemployment, may impact your business.

In response to this comment, the Company included the risk factor as requested.

because we have limited operating capital, page 6

13.
please update this risk factor or create a new risk factor to discuss how the current economic crisis in the united states and globally, including tightening credit markets, is likely to affect your ability to raise additional capital.

In response to this comment, the Company included the risk factor as requested.

because our marketplace is inherently “hit driven,” page 7

14.
please revise the second paragraph to provide quantitative disclosure regarding the amount of cash you currently have on hand from internal sources, such as banjo minnow campaign, to continue operations.  provide disclosure here and in your md&a section regarding your anticipated expenses for the next twelve months, including your monthly “burn rate.”

In response to this comment, the Company included this disclosure as requested.

the trading price of our common stock may decrease, page 11

15.	please delete your reference to the child health care product industry in the second bullet on page 12 or advise.

In response to this comment, this reference has been deleted.

because we will be a public reporting company, page 13

16.	please revise to discuss the difficulties of establishing and maintaining acceptable internal controls over financial reporting with only two employees.

In response to this comment, the Company included the risk to fulfilling internal controls with only two employees.

selling shareholders, page 16

17.	advise us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers.

In response to this comment, the Company included the disclosure as requested.

18.
we note your disclosure that 43,076,000 shares were paid as consideration for services performed for the company.  please briefly describe these transactions, indicating the selling shareholders that received the shares in this manner and quantifying the amount they received.

In response to this comment, the Company included a brief description of these transactions.

19.
please revise your table to indicate a single selling shareholder for each entry or advise.  you may indicate, by footnote or otherwise, instances in which more than one selling shareholder beneficially own shares and the relationships between shareholders.

In response to this comment, the Company has listed the selling shareholders in accordance with the certificates they own, either individually or beneficially by way of trust or otherwise.  It is for this reason that certain shareholders are listed more than once on the table.  Shares were issued at separate times and for separate consideration.  Each occasion resulting in a separate certificate reflecting such ownership.  The footnotes following the table list the instances in which one selling shareholder holds title of the specific shares and the beneficial  shareholder or shareholders involved.

20.	please consider adding a space between each selling shareholder listed in the selling shareholder table to improve readability.

In response to this comment, the requested spacing is in place.

21.
please revise to indicate, by footnote or otherwise, the nature of any position, office or other material relationship any selling shareholder has had with the company or any of its predecessors or affiliates within the past three years.

In response to this comment, the Company included the material relationships certain shareholders have with the Company.

22.	please explain to us why the kurtis lynn cockrum and lorraine h. cockrum family trust is listed twice in the selling shareholder table on page 32 or revise.

In response to this comment, the Company has listed the selling shareholders in accordance with the certificates they own, either individually or beneficially by way of trust or otherwise.  It is for this reason that certain shareholders are listed more than once on the table.  Shares were issued at separate times and for separate consideration.  Each occasion resulting in a separate certificate reflecting such ownership.The multiple listings is due to separate investments in the Company.

23.
refer to footnote 29.  please confirm to us that jean r. arnett is the trustee of the kurtis lynn cockrum and lorraine h. cockrum family trust or revise.  similarly, revise footnote 31 or confirm to us that kurtis lynn cockrum and lorraine h. cockrum are trustees of the otto m. slater and luciel w. slater revocable trust.  revise each footnote, as necessary, so that the footnote relates to the correct selling shareholder.

In response to this comment, the Company has made the appropriate changes in the footnotes.

plan of distribution, page 37

24.	refer to the fourth paragraph on page 38. please provide information regarding the termination of the offering in the offering section on page 5.

In response to this comment, the requested revisions are  made in the offering section.

description of securities to be registered, page 39.

25.	refer to the last sentence of the first and third paragraph. this is the legal conclusion you are not qualified to make. either attribute it to counsel or delete it.

In response to this comment, the Company deleted the language.

description of business, page 40

26.	please briefly describe the banjo minnow. indicate its retail cost.

In response to this comment, the Company revised its disclosures to describe the Banjo Minnow and its retail cost.

27.	please revise the fourth paragraph under the heading operations to provide quantitative information regarding the amount of royalties you have received from the sale of the banjo minnow.

In response to this comment, the Company included information about royalties received.

28.
your disclosure indicates that banjo buddies, inc. granted to direct success llc, #3, the exclusive rights to manufacture, use, sell, ect., the banjo minnow.  please revise to explain the business relationship with banjo buddies.  for instance, does this company receive royalties from the sales of the banjo minnow.

In response to this comment, the Company has revised its disclosures to describe the business relationship with Banjo Buddies, Inc., including a discussion concerning royalties received from the sales of the Banjo Minnow.

competition, page 42

29.	please advise us whether you reasonably believe that your business size with allow you to compete with nautilus inc. in the near term or delete all reference to this company.

In response to this comment, the Company has deleted all reference to Nautilus Inc.

description of properties, page 43

30.
please revise to provide additional information regarding the physical location of your principal executive and administrative office, such as a city and/or street address.  also, please provide information regarding the location and general character of this property of direct success, inc., your wholly owned subsidiary.

In response to this comment, the Company provided the physical address and explanation of the property used by Direct Success.

market for common equity and related stockholder matters, page 43

31.
please revise the paragraph immediately before the table on page 43 to clarify, if accurate, that the table summarizes the low and high bid information for your common stock.  indicate, as applicable, that such over-the-counter market quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. refer to item 201(a)(iii) of regulation s-k.  similarly, confirm to us that you used the average bid and asked price to calculate the registration fee or recalculate the fee and pay the correct amount.

In response to this comment, the Company revised the to indicate that high low bids were used and to include the requested disclosure.  The Company noted the average bid and ask price, which was a lower amount that the sales price used to calculate the fee.  No additional amounts are due.

notes to audited financial statements

consolidated statements of stockholder’s equity, page f-4

32.
supplementally advise us and revise the notes to the financial statements to include disclosure explaining the nature of the $13,051 retained earnings adjustment during 2009.  we may have further comment upon reviewing your response

In response to this comment, the Company created note 12 to the financials.

note 1. summary of significant accounting policies, page f-6

33.
reference is made to the paragraph following your cash and cash equivalents policy on page f-6.  in the penultimate sentence, you indicate that under the agreement, banjo will pay direct success 4% royalty on all gross sales of product.  we also note that the last sentence indicates that as of the date of settlement, direct success no longer receives the 4% royalty for internet and part sales from banjo buddies.  supplementally advise us and expand this disclosure in note 1 to explain in further detail the nature and terms of the royalties that the company has received and will receive in the future under the terms of its royalty agreements with banjo, tristar products inc. and any other entities.  as part of your response and your revised disclosure please indicate the effective dates for the royalty arrangements from the various entities, including any changes in the terms of these arrangements during the periods presented in the company’s financial statements.  we suggest that you consider combining this disclosure with that provided under the heading “revenue and cost recognition”, to identify the applicable parties to the royalty revenue generating process for the various periods presented in the company’s financial statements.

In response to this comment, the Company revised Note 1 to include the requested information.

stock-based compensation, page f-7

34.
we note that the disclosure titled “stock-based compensation expense” in note 1 to your financial statements, indicates that $10,040 of stock-based compensation expense was incurred and makes a reference to note 10.  please revise to make reference to note 9, rather than note 10 since it appears that note 9 is where the related stock-based compensation transactions are discussed.

In response to this comment, the Company made the requested change.

new accounting policies in 2009

35.
based on the disclosures provided in this section, it appears that the effective dates for the company for certain new accounting pronouncements discussed in this section are in error.  for example, we note that the new guidance under asc topic 810 is listed as being effective for the company on november 1, 2009.  however, based on the guidance outlined in asc topic 810-10-65-2, we note that this guidance is required to be adopted for an entity’s first annual reporting period that begins november 15, 2009, which for the company would be january 1, 2010.  please revise this section of the financial statements to ensure that the discussion of any new accounting pronouncements refers to the appropriate effective dates of the new pronouncements.

In response to this comment, the Company made the revisions as requested..

note 6.  royalties waived, page f-11

36.
we note the disclosure included in note 6 indicating that script to screen, inc. has entered into an agreement with direct success llc 3 and direct success, inc. to waive royalties for all past years to date and current year to date as well as future royalties that may come due under the current royalty agreement.  we also note that total past and current year royalties waived and included in other income equals $47,277.  from your disclosures throughout the filing, it appears, that you receive royalty revenues from sales of the banjo minnow that tristar distributes in proportion to your holdings in direct success llc 3.  supplementally advise us and revise your disclosure in note 6 and elsewhere in the filing to describe in detail the company’s relationship with script to screen and the facts and circumstances that led to including the $47,277 in other income during 2009.  as part of your response, please indicate how the $47,277 included in other income during 2009 was calculated or determined and indicate whether this amount has been collected or received by the company.  we may have further comment upon receipt of your response.

In response to this comment, the Company explained its relationship with Script-to-Screen and explained how the other income was calculated.

note 9. common stock, page f-12
note 10.  common stock, page f-24

37.
we note from the disclosures included in notes 9 and 10 to the company’s financial statements that shares of common stock were issued for services during 2007, 2008 and 2009 to officers and independent consultants.  please tells us and revise the notes to the financial statements to disclose the nature and terms of each issuance, including the nature of the services received, and explain how the fair values of the shares of common stock issued in each of these transactions were determined.  for the issuance of stock for services provided by parties other than employees, these transactions should be valued at either the fair value of the common shares issued or the fair value of the services received, whichever is more reliably measureable pursuant to the guidance in asc 505-50-30.  in the event such transactions were not valued based on the fair value of the common shares issued or the fair value of the services received, advise us of your reasons and revise the financial statements to properly value the shares issued pursuant to asc 505-50-30.  also, please explain in detail how the company valued the shares of common stock issued to the company’s employees pursuant to the guidance in asc 718-10-30.  we may have futher comment upon reviewing your response.

In response to this comment, the Company made the revisions as requested.

note 10.  related party transactions, page f-12

38.
we note under “description of properties” on page 43 that from early 2003 until april of 2008 your executive and administrative offices were located at 575 anton boulevard in costa mesa, california 92626.  since then, you have relocated all executive and administrative offices to a new location in northern california (although it is indicated as a po box) and currently do not own any real-estate or have any long or short term real-estate lease obligations.  since you do not have any lease obligations, it is unclear whether you use office space provided by a related party.  supplementally advise us and add disclosure to encompass all related party transactions in the financial statements, such as any transactions pertaining to free rent provided by a majority stockholder or any similar arrangement and provide the disclosures required by asc 850-10-50.  also, to the extent that you were provided the use of facilities by your principal shareholder free of charge, we would expect the fair value of such arrangements to be reflected as an expense and a capital contribution in the company’s financial statements pursuant to the guidance in sab topic 5:t.  please advise or revise as appropriate.

In response to this comment, the Company has had no physical location since April of 2008.  Since that time, all employees have worked out of their homes.  The P.O. Box is currently used for mailing purposes.  Revisions have been made to the note under “Description of Properties” contained in the Registration Statement.

39.
we note from the risk factor discussion on page 11 of the registration statement that your legal counsel is the second largest shareholder of the company and you anticipate continuing such representation unless a conflict of interest arises.  please disclose the existence of this related party relationship in the notes to the company’s financial statements and disclose the nature and amount of any compensation that has been paid to the company’s legal counsel during the periods presented in the company’s financial statements.  refer to the disclosure requirements outlined in asc 850-10-50-1.

In response to this comment, the Company has made the revisions as requested.

note 11. subsequent events, page f-12

40.
we note from the disclosure on page f-12 indicating the february 26, 2010 the company and banjo buddies entered into a settlement agreement with respect to an ongoing dispute involving the manufacturing , marketing and distribution agreement between the company and banjo buddies.  please tell us and revise the notes to the company’s financial statements to disclose the material terms of this settlement agreement.  as part of your response and your revised disclosure, please indicate whether-this settlement agreement is expected to impact the amount of future royalties that the company receives under its agreement with banjo buddies.  if so, please revise md&a to discuss the expected impact of this settlement agreement on the company’s future royalty revenues and resultant net earnings.

In response to this comment, the Company has made the revisions as requested.

management’s discussion and analysis of financial condition, page 45

41.
refer to the first sentence under the heading executive overview on page 45.  please revise to clarify that you do not currently develop, finance, produce, market or distribute health, beauty, fashion and/or fitness products.

In response to this comment, the Company clarified that it intends to engage in that business.

42.
refer to the third to last paragraph on page 45.  please revise to discuss your current alliances with strong companies that are established operators in the infomercial and advertising industry or delete.

In response to this comment, the Company noted its relationships with Tristar and Script to Screen, which are discussed more fully in other portions of the registration statement.

diversification, page 46

43.
refer to the second paragraph on page 47.  please revise to provide more detail and clarity regarding your discussions concerning the acquisition of “additional projects” that do not necessarily fit the parameters of direct marketing and “other business ventures” or delete.  for example, describe the projects and/or business ventures, the parties involved and the current stage of development.  provide timeframes, the amount and source of funding and any obstacles to completion.

In response to this comment, the Company has deleted comments concerning opportunities outside the infomercial industry.

results of operations, page 47

44.
your discussion of the company’s results of operations contains self evident statements regarding the fluctuations in revenues and expenses from year to year that are clearly evident from the company’s financial statements.  please revise to provide further analysis and insight into the facts and circumstances responsible for changes in the various categories of revenues and expenses during the periods presented in the company’s financial statements.  your revised discussion should explain the factors responsible for any increases and/or decreases in the company’s most significant revenue and expense categories.

In response to this comment, the Company included better analysis of the fluctuations in revenues and expenses in the results of operations section.

liquidity and capital resources, page 48

45.
please expand your disclosure to indicate the consequences to your business in the event you are unable to successfully obtain additional products or financing that will increase your profitability, similar to the second risk factor related to your business where you indicate that in the event you cannot raise needed additional capital, you would be forced to discontinue operations.

In response to this comment, the Company included the requested disclosure.

directors and executive officers, page 49

46.
please revise the biographical information to delete marketing language such as “extensive.”  instead, describe the relative experience.  revise mr. clarke’s biographical information to provide the names of the corporations he founded the positions he held and the approximate start and finish dates.

In response to this comment, the Company revised its disclosures as requested.

summary compensation table, page 51

47.
please disclose all assumptions made in the valuation of stock awards reported in the summary compensation table, either in a footnote or by a reference in a footnote to a discussion of those assumptions in a specific part of your financial statements, footnotes to the financial statements or discussion in the management’s discussion and analysis section.

In response to this comment, the Company revised Note 10 to the financial statements.

compensation of directors, page 52

48.
please reconcile your disclosure on page 52 that the only director to receive any compensation for his services is james clarke with your disclosure on page 56 that you issued shares of restricted stock to john muse for services performed as a member of the board of directors.

In response to this comment, the Company reconciled the disclosures.

available information, page 54

49.	please revise to provide the correct address of the commission.

In response to this comment, the Company corrected the address.

dealer prospectus delivery obligation, page 54

50.	please move this disclosure to the outside back cover page of the prospectus.

In response to this comment, the Company moved the disclosure to the outside back cover page of the Prospectus.

part ii. information not required in the prospectus, page 55

51.	please reconcile your disclosure in the registration fee table that the registration fee is $126.63 with your disclosure here that the fee is $30.00

In response to this comment, the Company included the correct amount in Item 13.

item 15. recent sales of unregistered securities, page 56

52.	for the shares issued on the acquisition, please indicate the exemption from registration claimed and state briefly the facts relied upon to make that exemption available.

In response to this comment, the Company stated the exemption relied upon and the facts relied upon.

53.	please revise your disclosure to provide the aggregate amount of consideration received by the company for each of the disclosed transactions. refer to item 701(c) of regulation s-k.

In response to this comment, the Company included the cash consideration received from the private placement in 2007, and has already indicated the nature of the services provided in all other cases.

54.
we note your disclosure in note 13 on page f-25 that the board passed a resolution to issue 3,000,000 shares of common stock to james clarke.  please advise us whether these shares have been issued.  if so, please update your disclosure to reflect this sale of unregistered securities.

In response to this comment, the Company included the disclosure in the sale of unregistered securities section.

55.
we note your disclosure that the company issued 15,200,000 shares to marc tow on april 25, 2008 which were subsequently revoked.  please revise to furnish information about this sale of unregistered securities or advise.

In response to this comment, the Company included the disclosure in the sale of unregistered securities section.

item 17. undertaking, page 59

56.	please determine whether you are relying on rule 430a, 430b or 430c of the securities act and provide the appropriate undertaking.

In response to this comment, the Company revised its undertaking section.

57.
please revise to include the undertaking language contained in item 512(a)(6) of regulation s-k or advise.  also, please delete the undertaking language required by item 512(h) of regulation s-k from sentence 3 and provide it as a separate undertaking.

In response to this comment, the Company revised its undertaking section.

exhibit 5.1

58.	please provide an opinion that the shares are duly authorized.

In response to this comment, counsel revised the opinion.

59.	please delete your footnotes regarding the states in which kyleen e. cane and bryan r. clark are licensed. jurisdictional qualifications are not permitted in legality opinions.

In response to this comment, the opinion has been revised.

other

60.
the financial statements should be updated, as necessary, to comply with rule 8-08 of regulation s-x at the effective date of the registration statement.  in this regard, note that interim financial statements are required after may 15, 2010.  refer to rule 8-08 of regulation s-x.

In response to this comment, March 31, 2010 financials have been included.

61.	please revise to include a currently dated consent from the independent public accountants in future amendments.

In response to this comment, a new consent has been obtained.

The Company acknowledges the following: should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and the company many not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Kurtis Cockrum
Kurtis Cockrum